SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 9)(1)


                      First Mid-Illinois Bancshares, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $4.00 per share
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                         (Title of Class of Securities)


                                   320866106
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                                 (CUSIP Number)

                               Richard A. Lumpkin
                             121 South 17th Street
                               Mattoon, Il 61938
                                 (217)235-3366

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 9, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.320866106                     13D                   Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard Anthony Lumpkin

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         172,488

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    103,523
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         172,488

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    103,523

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

276,011

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 320866106                       13D                 Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

________________________________________________________________________________
Item 2.  Identity and Background.

This statement is being filed by Richard Anthony Lumpkin individually and as more particularly described in Item 5 below. Mr. Lumpkin is a citizen of the United States of America. His principal occupation is serving as the Chairman of Consolidated Communications, Inc. His business address is as follows:
Consolidated Communications, Inc., 121 South 17th Street, Mattoon, Illinois
61938.

During the last five years, Mr. Lumpkin (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.


________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Since Mr. Lumpkin's most recently filed amendment to this statement on November 1, 2002, shares of Common Stock for which Mr. Lumpkin is reporting beneficial ownership herein have been acquired in the following manner: (i) 725 shares have been acquired pursuant to the deferral of director fees under the Company's Deferred Compensation Plan; (ii) 6,931 shares have been acquired pursuant to dividend reinvestment under the Company's Dividend Reinvestment Plan ; (iii) 2,500 shares have been awarded in the form of stock options under the Company's Stock Incentive Plan; and (iv) 3,000 shares have been acquired by gift by The Lumpkin Family Foundation. No borrowed funds were used for any of the above listed acquisitions.

In addition to these acquisitions, Mr. Lumpkin has disposed of shares since his most recently filed amendment to this statement on Schedule 13D, which shares are no longer reported herein, as described in Item 5 below.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Purchases of shares of Common Stock by Mr. Lumpkin have been for investment purposes. Mr. Lumpkin may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Other than as described in
Item 5 below, Mr. Lumpkin has no present intention to sell any shares, although he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

Except as set forth above, Mr. Lumpkin does not have any plan or proposal which relates to or would result in any of the following matters:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer.

     (a) & (b) Mr. Lumpkin holds sole voting and investment power over the following shares of Common Stock: (i) 119,592 shares held individually; (ii) 20,646 shares held for the account of Mr. Lumpkin under the Company's Deferred Compensation Plan; and (iii) 25,000 shares held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin, under which Mr. Lumpkin has sole voting and investment power. In his capacity as a director of The Lumpkin Family Foundation, Mr. Lumpkin is reporting shared voting and investment power over the 59,155 shares held by The Lumpkin Family Foundation; however, Mr. Lumpkin disclaims beneficial ownership of these 59,155 shares.
Mr. Lumpkin's beneficial ownership reported herein includes 44,368 shares held by SKL Investment Group, LLC over which shares Mr. Lumpkin has shared voting and investment power. Mr. Lumpkin's beneficial ownership reported herein also includes 7,250 shares which Mr. Lumpkin has the right to acquire by exercise of outstanding stock options under the Company's Stock Incentive Plan. Mr. Lumpkin's total beneficial ownership amounts to 276,011 shares of Common Stock, or 9.2% of the outstanding shares.

     (c) During the past 60 days, Mr. Lumpkin has effected no transactions in the Common Stock other than (i) a disposition of 25,000 shares from Mr. Lumpkin individually to the Company at $47.50 per share on February 9, 2004; (ii) a disposition of 25,000 shares from SKL Investment Group, LLC, over which shares Mr. Lumpkin has shared voting and investment power, to the Company at $47.50 per share on February 9, 2004; and (iii) a disposition of 25,000 shares at $47.50 per share on February 9, 2004 from Mr. Lumpkin individually to the Richard Adamson Lumpkin Trust dated February 6, 1970 for the benefit of
Richard Anthony Lumpkin, under which Mr. Lumpkin has sole voting and investment power.

     (d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Mr. Lumpkin, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lumpkin.

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Lumpkin and any person with respect to any securities of the issuer.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


None
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 9, 2004
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                                                         (Date)



                                        ----------------------------------------
                                                       (Signature)


                                        Richard Anthony Lumpkin
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                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).